                                                 Filed by CFM Technologies, Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                            Exchange Act of 1934
                                         Subject Company: CFM Technologies, Inc.
                                                  Commission File No.: 000-27498


                      [CFM TECHNOLOGIES, INC. LETTERHEAD]

                                                 FOR:  CFM Technologies, Inc.
                                                       150 Oaklands Boulevard
                                                       Exton, PA 19341

                                              CONTACT: Jeff Randall
FOR IMMEDIATE RELEASE                                  Chief Financial Officer
---------------------                                  610-280-8509

                                                       Michele Katz/Randy Hecht
                                                       Elric Martinez
                                                       Morgen-Walke Associates
                                                       Press: Ann Marie Gaschler
                                                       212-850-5600


                   CFM Announces Fiscal Third Quarter Results

                             *NET SALES INCREASE 35%

EXTON, PA - August 22, 2000 - CFM Technologies, Inc. (Nasdaq:CFMT) today reported financial results for the third fiscal quarter and nine months ended July 31, 2000.

Net sales for the third quarter of fiscal 2000 increased 34.6% to $13.0 million, up from $9.6 million in the same period in fiscal 1999 and 7.8% over fiscal second quarter 2000 net sales of $12.0 million. The Company reported a net loss for the third fiscal quarter of $3.6 million, or ($0.46) per diluted share, compared to a net loss of $2.3 million, or $(0.29) per diluted share, in the third quarter of fiscal 1999. The fiscal 1999 net loss was reduced by a tax benefit of $0.15 per diluted share. No tax benefit was taken in fiscal 2000. The net loss in the second quarter of fiscal 2000 was $16.5 million, or ($2.09) per diluted share which net loss included a valuation allowance against deferred tax assets in the amount of $12.6 million or ($1.60) per diluted share.

On June 28, the Company announced that CFM and Mattson Technology entered into a merger agreement and that Mattson entered into an agreement to acquire part of STEAG Electronic Systems AG's Semiconductor Equipment Division in a related transaction.

"We're very excited about the strong, positive customer reaction to news of the merger," said Roger Carolin, CFM's President and CEO, who is expected to serve as President of Mattson's Wet Process Division following the merger. "Our integration efforts to date have been very encouraging. The Steag and CFM teams are working well together on developing a tightly coupled plan to be executed immediately upon closing. Based on our discussions to date, we are confident that we can quickly weld the two groups into a highly competitive business unit that will deliver a full complement of advanced products, high customer satisfaction, and significant operational cost savings. We are looking forward to serving a combined customer base that will be significantly larger than either company currently serves individually."



                                     -MORE-

CFM TECHNOLOGIES, INC.                                                    PAGE 2


Orders for the third quarter of fiscal 2000 totaled $14.0 million, increasing 64% over the previous quarter and 10% over the same period in fiscal 1999. Backlog increased to $9.7 million. Orders from the US accounted for 80% of total orders; Asia accounted for 18% of orders with the remainder coming from Europe.

During the third quarter, CFM received multiple orders for its OMNI(TM) semiconductor wafer processing systems. Two tools were ordered by a major US chip manufacturer that will use the tools to meet increased capacity needs and complement already installed CFM systems in production. In a separate order, a new customer located in Texas purchased four OMNI tools for installation in a new fab.

Gross margin for the third quarter of fiscal 2000 was 36.1%, down slightly due to product mix.

Research, development and engineering expenses were $2.5 million for the third fiscal quarters of both 2000 and 1999, compared to $2.2 million in the preceding quarter. Fiscal fourth quarter expenses should decline slightly.

Selling, general and administrative expenses for the third quarter of fiscal 2000 were $5.9 million, compared to $6.1 million in the second quarter of fiscal 2000 and $4.8 million in the third quarter of fiscal 1999. The Company anticipates SG&A to remain approximately constant in the coming quarter.

As of July 31, 2000, the Company's cash, cash equivalents and short-term investments totaled $13.8 million, and shareholders' equity was $44.7 million.

CFM TECHNOLOGIES, INC.("CFM") AND MATTSON TECHNOLOGY, INC. ("MATTSON") PLAN TO FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PLANNED MERGER OF CFM AND MATTSON. BOTH MATTSON AND CFM EXPECT TO MAIL A PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTSON, CFM, THE STEAG BUSINESS BEING COMBINED WITH MATTSON, AND THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. COPIES OF DOCUMENTS FILED WITH THE SEC BY MATTSON MAY BE OBTAINED FREE OF CHARGE BY CONTACTING PETER BROWN OF MATTSON AT (800) MATTSON. COPIES OF DOCUMENTS FILED WITH THE SEC BY CFM MAY BE OBTAINED FREE OF CHARGE FROM CFM THROUGH JEFF RANDALL AT (215) 280-8509.

IN ADDITION, MATTSON AND CFM FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED BY MATTSON AND CFM AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549 OR AT THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. MATTSON'S AND CFM'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT RETREIVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV. CFM, ITS DIRECTORS, AND CERTAIN EXECUTIVE OFFICERS AND MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO BE SOLICITING PROXIES FROM MATTSON'S AND CFM'S STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE DEFINITIVE AGREEMENTS AND THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY

OF THESE PERSONS AND THEIR INTEREST IN THE SOLICITATION IS SET FORTH IN A
SCHEDULE 14A FILED ON JULY 17, 2000 UNDER RULE 425 OF THE REGULATIONS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND AVAILABLE FREE OF CHARGE AS SET FORTH ABOVE.


The discussion above regarding the Company's expectation of future sales, gross margins, research, development and engineering expenses, product introductions, product mix, backlog and order activity includes certain forward-looking statements on these subjects. As such, actual results may vary materially from such expectations. Factors which could cause actual results to differ from expectations include variations in the level of orders, which can be affected by general economic conditions including the current economic and financial conditions in Asia, particularly in Korea; the timing of the recovery in the semiconductor industry, difficulties or delays in product functionality or performance, the timing of future product releases, failure to respond adequately to either changes in technology or customer preferences, risks of nonpayment of accounts receivable, changes in budgeted costs, failure to receive regulatory or other approval of the announced merger or failure to realize a successful outcome to pending patent litigation.

CFM Technologies, Inc. is leading manufacturer of advanced cleaning equipment for the semiconductor industry. Its systems provide superior contamination control and processing capabilities using a totally enclosed processing chamber. Watermarks and other drying defects are eliminated through CFM's Direct-DisplaceTM IPA vapor drying technology. CFM historically has invested in technical innovations to lower cost of ownership.

                               (tables to follow)

                             CFM TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (unaudited)

                                                 Three Months Ended             Nine Months Ended
                                                      July 31,                       July 31,
                                               -----------------------       -----------------------
                                                 2000           1999           2000           1999
                                               --------       --------       --------       --------
Net Sales                                      $ 12,953       $  9,620       $ 37,678       $ 22,396
                                               --------       --------       --------       --------
Cost of sales                                     8,273          6,064         23,923         15,169
                                               --------       --------       --------       --------
         Gross profit                             4,680          3,556         13,755          7,227
                                               --------       --------       --------       --------

Operating expenses:

     Research, development and engineering        2,512          2,492          7,181          7,674
     Selling, general and administrative          5,948          4,821         18,169         12,738
                                               --------       --------       --------       --------
         Total operating expenses                 8,460          7,313         25,350         20,412
                                               --------       --------       --------       --------

         Operating loss                          (3,780)        (3,757)       (11,595)       (13,185)

Interest expense (income), net                     (149)          (283)          (565)        (1,106)
                                               --------       --------       --------       --------
     Loss before income taxes                    (3,631)        (3,474)       (11,030)       (12,079)

Income tax provision (benefit)                       --         (1,181)        11,397         (4,107)
                                               --------       --------       --------       --------

Net loss                                       $ (3,631)      $ (2,293)      $(22,427)      $ (7,972)
                                               ========       ========       ========       ========

Net loss per common share:
         Basic                                 $  (0.46)      $  (0.29)      $  (2.85)      $  (1.01)
                                               ========       ========       ========       ========
         Diluted                               $  (0.46)      $  (0.29)      $  (2.85)      $  (1.01)
                                               ========       ========       ========       ========

Shares used in computing net loss per
common share:
         Basic                                              7,874          7,852          7,865          7,859
                                                         ========       ========       ========       ========
              Diluted                                       7,874          7,852          7,865          7,859
                                                         ========       ========       ========       ========

                               -Table to follow -

                             CFM TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                   (unaudited)


                                                July 31,     October 31,
                                                 2000           1999
                                               --------       --------
ASSETS
Current assets:
     Cash and cash equivalents                 $ 10,149       $ 13,967
     Short-term investments                       3,665         10,249
     Accounts receivable                         14,940         14,826
     Inventories                                 15,210         17,039
     Prepaid expenses and other                     681            796
     Deferred income taxes                           --          1,958
                                               --------       --------
         Total current assets                    44,645         58,835
                                               --------       --------

Net property, plant and equipment                13,367         13,537
Other assets                                        314          9,714
                                               --------       --------

              Total assets                     $ 58,326       $ 82,086
                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt         $    545       $    589
     Accounts payable                             2,845          3,930
     Accrued expenses                             8,976          9,246
                                               --------       --------
         Total current liabilities               12,366         13,765
                                               --------       --------

Long-term debt                                    1,252          1,628
                                               --------       --------
         Total liabilities                       13,618         15,393
                                               --------       --------

Shareholders' equity:
     Common stock                                81,804         81,495
     Treasury stock, at cost                     (1,560)        (1,858)
     Deferred compensation                         (116)           (23)
     Retained deficit                           (35,420)       (12,921)
                                               --------       --------
         Total shareholders' equity              44,708         66,693
                                               --------       --------
                                               $ 58,326       $ 82,086
                                               ========       ========